UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CLEAN ENERGY TECHNLOGIES, INC.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

1818452H107

(CUSIP Number)

MGW Investment I LTD	Law Office of R.J. Newman, P.C.
c/o Elian Fiduciary Services (Cayman) Limited 190 Elgin Avenue, George Town Grand Cayman, KY1-9007 Cayman Islands	1872 Pleasantville Road, Suite 177 Briarcliff Manor, NY 10510 (914) 762-4265

(Name, Address and Telephone Number of Persons Authorized to

 Receive Notices and Communications)

February 13, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of Clean Energy Technologies, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2990 Redhill Ave, Costa Mesa, California 92626.

The Reporting Persons (as defined below) beneficially own 615,629,334 shares of Common Stock (the “Subject Shares”), which number includes: 302,462,667 shares of Common Stock, 313,166,667 shares of Common Stock underlying a $939,500 Convertible Note of the Company held by MGWI (as defined below) which may be converted at a conversion price of $.001 per share, and 51,041,000 shares underlying a $153,123 Convertible Note (the “MGWI Convertible Note”) of the Company held by MGWI.

The Subject Shares represent approximately 70.93% of the outstanding shares of Common Stock based on 554,773,461  shares of Common Stock outstanding as of March 31, 2018 as reported in the Issuer’s Annual Report on Form 10-K filed on April 16, 2018 for the fiscal year ended December 31, 2017.

Item 2.  Identity and Background

(a), (f)This statement is being filed by:

(i) MGW Investment I, Ltd., a Cayman Islands limited company (“MGWI”).

(ii)  Calvin Pang, a citizen of Canada and Hong Kong (together with MGWI, the (“Reporting Persons”)

The Reporting Persons have entered into a joint filing agreement, dated as of June _, 2018, a copy of which is filed herewith as Exhibit 99.1.

(b) The address of the principal business of each of the Reporting Persons is c/o Elian Fiduciary Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9007, Cayman Islands

(c) MGWI’s principal business is to serve as an investment fund for non- U.S. citizens.

Calvin S. Pang serves as the Director and Investment Manager of MGWI.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The source of funding for the transactions pursuant to which the Reporting Persons obtained beneficial ownership of the Subject Shares was derived from the capital of MGWI. MGWI purchased 302,462,667 restricted shares of Common Stock. In addition, Confections Ventures Limited (“CVL”) entered into a Convertible Note Purchase Agreement and related Convertible Note (the “Loan Agreements”) which were assigned to MGWI immediately upon the closing of the financing. The details of the transaction was disclosed in the Issuer’s 8-K filed with the Securities and Exchange Commission (the “Commission”) on February 15, 2018 and can be found at: https://www.sec.gov/Archives/edgar/data/1329606/000132960618000003/cety8kmatagr2142017_8k.htm.

CVL is an investment company domiciled in the British Virgin Islands. Mr. Pang serves as Director and Investment Manager of CVL and MGWI.

Item 4.  Purpose of Transaction

The Reporting Persons believe that the Issuer’s Common Stock is undervalued and is an attractive investment.  MGWI invested $907,388 into the Issuer for working capital purposes on the condition that the existing board of directors resign with the exception of Mr. Mahdi, the Chief Executive Officer of the Issuer and proposed a slate of four addition directors consisting of Mr. June Wang, Mr. Lin Shuangan, Mr. Youngsheng Lyu and Mr. Calvin Pang whose appointment would be effective upon the effective date of the Schedule 14F-1 filed with the Commission by the Issuer. Prior to the completion of the financing, MGWI agreed to replace existing financing by lending the Issuer $153,123 in exchange for its issuance of the MGWI Convertible Note.

CVL entered into the Loan Agreements to reflect the investment of CVL funds into the Issuer through Megawell USA Technology, LLC, a Wyoming limited liability company (“Megawell”) and entered into a settlement agreement with Megawell and Reddot Investment, Inc.  As noted above, the Loan Agreements were contemporaneously assigned to MGWI.

In connection with the financing the Issuer and ETI IV LLC entered into a settlement agreement.

The Common Stock Purchase Agreement by and between MGW Investment I Limited and the Issuer, dated February 13, 2018 is filed herewith as Exhibit 99.2 and incorporated by reference herein.

Convertible Note Purchase Agreement by and between the Issuer and Confections Ventures, Inc., dated February 13, 2018 is filed herewith as Exhibit 99.3 and incorporated by reference herein.

The $939,500 Convertible Promissory Note by and between Confections Ventures, Inc. and the Registrant, dated February 13, 2018, is filed herewith as Exhibit 99.4 and incorporated by reference herein.

ETI IV LLC Settlement Agreement by and between the Issuer and ETI IV LLC, dated February 13, 2018 is filed herewith as Exhibit 99.5 and incorporated by reference herein.

Reddot Settlement Agreement by and between the Issuer and Reddot Investment Inc., dated February 13, 2018 is filed herewith as Exhibit 99.6 and incorporated by reference herein

$153,123 Convertible Promissory Note of the Corporation to MGW Investment I Limited, dated February 8, 2018 is filed herewith as Exhibit 99.7 and incorporated by reference herein

Item 5.  Interest in Securities of the Issuer

(a), (b) Information about the number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by reference herein.

(c)

Not applicable.

(d)

MGWI has the right to receive dividends from, and the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated by reference herein.

In connection with the financing the Issuer, ETI IV, Kambiz Mahadi, John Bennett and the The Kambiz & Bahareh Mahdi Living Trust 2018 entered into a Voting Agreement whereby the parties agreed to vote their shares in favor of the following proposals:

(i) establish the Corporation’s Board of Directors (“Board of Directors”) at five (5) directors or at such other number of directors as determined by a vote of a majority of the Board of Directors (ii) ratification and approval of the Financing, including, without limitation, the issuance of shares of Common Stock by the Corporation as provided therein, (iii) increase or decrease of the number of authorized shares of the Corporation as proposed by the Board of Directors, (iv) the employment agreements of Kambiz Mahdi and John Bennet (v) the appointment of four members of the Board of Directors, or their removal therefrom, as designated at any time by MGWI, (vi) the appointment or removal of one member of the Board of Directors as designated by the Chief Executive Officer of the Corporation, (vii) a reverse split of the outstanding Common Stock of the Corporation in an amount of up to 30:1, (viii) the filing and/or ratification of the filing of with the Securities and Exchange Commission of Form 14f-1, and (ix) an increase of shares of Common Stock that may be granted under the Corporation’s equity incentive plan by 10,000,000 shares of Common Stock.

The description of the Voting Agreement is qualified by reference to the Voting Agreement, dated February 13, 2018 by and among, the Issuer, ETI IV, Kambiz Mahadi, John Bennett and the The Kambiz & Bahareh Mahdi Living Trust 2018 filed herewith as Exhibit 99.8 and incorporated by reference herein.

Other than as disclosed herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Persons have not pledged any securities of the Issuer nor do the Reporting Persons hold any securities of the Issuer, other than as disclosed herein, subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to be Filed as Exhibits

Exhibit	Description
99.1	Joint Filing Agreement, dated June 23 2018, by and among the Reporting Persons.
99.2

Common Stock Purchase Agreement by and between MGW Investment I Limited and the Issuer, dated February 13, 2018, (incorporated by reference to Exhibit 10.20 of Clean Energy Technologies, Inc.’s Current Report on Form 8–K (File No. 000-55656) filed with the SEC on February 15, 2018).

99.3

Convertible Note Purchase Agreement by and between the Issuer and Confections Ventures, Inc., dated February 13, 2018 (incorporated by reference to Exhibit 10.21 of Clean Energy Technologies, Inc.’s Current Report on Form 8–K (File No. 000-55656) filed with the SEC on February 15, 2018).

99.4

$939,500 Convertible Promissory Note by and between Confections Ventures, Inc. and the Registrant, dated February 13, 2018 (incorporated by reference to Exhibit 10.22 of Clean Energy Technologies, Inc.’s Current Report on Form 8–K (File No. 000-55656) filed with the SEC on February 15, 2018).

99.5

ETI IV LLC Settlement Agreement by and between the Issuer and ETI IV LLC, dated February 13, 2018 (incorporated by reference to Exhibit 10.23 of Clean Energy Technologies, Inc.’s Current Report on Form 8–K (File No. 000-55656) filed with the SEC on February 15, 2018).

99.6

Reddot Settlement Agreement by and between the Issuer and Reddot Investment Inc., dated February 13, 2018 (incorporated by reference to Exhibit 10.24 of Clean Energy Technologies, Inc.’s Current Report on Form 8–K (File No. 000-55656) filed with the SEC on February 15, 2018).

99.7

$153,123 Convertible Promissory Note of the Corporation to MGW Investment I Limited, dated February 8, 2018 (incorporated by reference to Exhibit 10.25 of Clean Energy Technologies, Inc.’s Current Report on Form 8–K (File No. 000-55656) filed with the SEC on February 15, 2018).

99.8

Voting Agreement, dated February 13, 2018 by and among, the Corporation, ETI IV, Kambiz Mahadi, John Bennett and the The Kambiz & Bahareh Mahdi Living Trust (incorporated by reference to Exhibit 4.04 of Clean Energy Technologies, Inc.’s Current Report on Form 8–K (File No. 000-55656) filed with the SEC on February 15, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2018

MGW INVESTMENT I LIMITED

/s/ Robert Newman
Name: Robert Newman, Esq.
Title: Authorized Attorney-In-Fact
For MGWI Investment I Limited

/s/ Robert Newman
Name: Robert Newman, Esq. Title: Authorized Attorney-In-Fact for Mr. Calvin Sean Pang

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any amendments thereto, with respect to the common stock of Clean Energy Technologies, Inc., a company incorporated under the laws of Nevada, and that this agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of July 3, 2018.

MGW INVESTMENT I LIMITED

/s/ Robert Newman
Name: Robert Newman, Esq.
Title: Authorized Attorney-In-Fact for MGI Investment I Limited

/s/ Robert Newman
Name: Robert Newman
Title: Authorized Attorney-In-Fact for Calvin Sean Pang